EXHIBIT 99.2

Sundial Growers Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2020

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the three and nine months ended September 30, 2020 is dated November 11, 2020. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2020 and the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2019 (the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations as issued by the Canadian Securities Administrators and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW2

RECENT DEVELOPMENTS2

STRATEGY & OUTLOOK4

OPERATIONAL AND FINANCIAL HIGHLIGHTS7

OPERATIONAL RESULTS8

FINANCIAL RESULTS9

DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS18

SELECTED QUARTERLY INFORMATION18

LIQUIDITY AND CAPITAL RESOURCES19

CONTRACTUAL COMMITMENTS AND CONTINGENCIES27

NON-IFRS MEASURES27

RELATED PARTIES29

OFF BALANCE SHEET ARRANGEMENTS29

CRITICAL ACCOUNTING POLICIES AND ESTIMATES29

NEW ACCOUNTING PRONOUNCEMENTS30

RISK FACTORS30

DISCLOSURE CONTROLS AND PROCEDURES33

INTERNAL CONTROLS OVER FINANCIAL REPORTING33

ABBREVIATIONS34

ADVISORY34

ADDITIONAL INFORMATION35

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COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Global Select Market (“Nasdaq”).

Sundial’s Canadian operations cultivate cannabis using an individualized “room” approach, in approximately 479,000 square feet of total space.

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

Sundial currently produces and markets cannabis products for the Canadian adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. The Company has established supply agreements with nine Canadian provinces and has a distribution network that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

The majority of the Company’s revenue in the three and nine months ended September 30, 2020 were from sales to provincial boards; however, Sundial continues to enter into agreements to supply other licensed producers in Canada.

The Company’s planned medical cannabis offerings are supported through its 50% equity interest in Pathway Rx Inc. (“Pathway Rx”) which uses advanced technology and an extensive library of cannabis strains to identify and customize targeted treatments for a wide range of medical conditions. The Company has a license agreement with Pathway RX enabling the Company the use of certain strains for commercial production.

In July 2019, the Company acquired Project Seed Topco (“Bridge Farm”) and its wholly owned subsidiaries, a grower of ornamental plants and herbs in the United Kingdom with the intent to transition Bridge Farm’s facilities to the cultivation, processing and distribution of cannabidiol (“CBD”) products. On June 5, 2020, the Company completed the Bridge Farm Disposition as described under “Recent Developments – Bridge Farm Disposition”.

RECENT DEVELOPMENTS

At-the-Market Offering Program

On August 13, 2020, the Company entered into an equity distribution agreement to establish an at-the-market equity program (the “ATM Program”). Under the terms of the equity distribution agreement, the Company may offer and sell common shares having an aggregate offering price of up to US$50 million from time to time, which may include block trades or transactions that are deemed to be an at-the-market offering as defined under the Securities Act.

No sales were made under the ATM Program prior to September 30, 2020. During the period from October 1, 2020 to November 9, 2020, the Company sold 121.9 million common shares under the ATM Program at a weighted average price of US$0.2910 for gross proceeds of $46.3 million (US$35.5 million).

As a result of sales of common shares under the ATM Program, the conversion prices and the exercises prices, as applicable, of the Secured Convertible Note (as defined below), Unsecured Convertible Notes (as defined below), Secured Convertible Note Warrants (as defined below), Unsecured Convertible Notes Warrants (as defined below) and the Series A Warrants (as defined below) were adjusted pursuant to the respective terms thereof and such conversion and exercise prices, as applicable, may be further adjusted as a result of future sales under the ATM Program or other offerings, if any.

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August 2020 Offering

On August 18, 2020, the Company issued 25.8 million Series A Units (the “Series A Units”), each consisting of one common share and one Series A Warrant (collectively, the “Series A Warrants”) to purchase one common share and 14.3 million Series B Units (the “Series B Units”), each consisting of one pre-funded Series B Warrant (the “Series B Warrants”) to purchase one common share and one Series A Warrant to purchase one common share. Each Series A Unit was sold at a price of US$0.50 per unit and each Series B Unit was sold at a price of US$0.50 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$20 million. The Series A Warrants and Series B Warrants were exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.75 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On August 19, 2020, 9.2 million Series B Warrants were converted into common shares and on August 20, 2020, the remaining 5.1 million Series B Warrants were converted into common shares.

As a result of sales under the ATM Program, the exercise price of the Series A Warrants was adjusted to US$0.1766 per common share as of November 9, 2020. The exercise price of the Series A Warrants may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

Subsequent to September 30, 2020, 3.0 million Series A Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 3.0 million common shares and gross proceeds to the Company of US$0.5 million. As of November 9, 2020, 37.1 million Series A Warrants remained outstanding.

Waiver Agreement

On August 14, 2020, the Company entered into a waiver agreement (the “Waiver”) to the Securities Purchase Agreement (as defined below) with the investors party thereto. Under the terms of the Waiver, the Company agreed to waive the monthly limit on the aggregate principal amount of the Unsecured Convertible Notes that may be converted at the alternate optional conversion price as described in the Securities Purchase Agreement, and the investors agreed to waive any participation rights in certain at-the-market offerings made pursuant to the ATM Program following September 30, 2020.

Bridge Farm Disposition

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020, and the Company reported a loss on disposition of Bridge Farm of $15.0 million. The comparative statement of loss and comprehensive loss and statement of cash flows in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2019, have been re-presented to show the discontinued operation separately from continuing operations. See “Discontinued Operations – Ornamental Flowers”.

COVID-19

The Company is continually monitoring and responding to the ongoing and evolving COVID-19 pandemic. The Company’s business activities have been declared an essential service by the Alberta Government and the Company remains committed to the health and safety of all personnel and to the safety and continuity of operations.

In response to COVID-19 the Company activated its Emergency Operations Centre team and Incident Command Centre to protect the health and safety of the Company’s workforce and the public, as well as to ensure the continuity of

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operations. The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, the Company has implemented mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and encouraging social distancing measures, including directing office staff to work from home if possible.

The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. Additionally, in order to prevent and minimize any potential COVID-19 outbreak at its facilities, the Company has implemented additional measures as part of its pandemic response, including halting all non-essential external visitors to its facilities and enhanced screening measures prior to allowing employees and visitors into the facilities.

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic keep and rehire employees. The CEWS delivered a 75 percent wage subsidy to eligible employers for an initial period of 12 weeks, from March 15, 2020 to July 4, 2020. Eligibility was based on meeting a minimum requirement for decreased revenue. The CEWS was extended to November 21, 2020 and amended to change the eligibility requirements from meeting a certain threshold to being variable based on how much an employer’s revenue decreased. A proposal has been made to continue the CEWS until June 2021, including possible changes to the rates and the top-up calculation.

The Company became eligible for the CEWS based on decreases in revenue during the three months ended June 30, 2020 and has received the subsidy for the periods June 6 to July 4, 2020, July 5 to August 1, 2020, August 2 to August 29, 2020 and August 30 to September 26, 2020. The total subsidy for the periods noted was $4.1 million and has been recognized in the condensed consolidated interim statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CEWS.

Nasdaq Minimum Bid Requirement

On May 12, 2020, the Company was notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of the Company’s common shares for the 30 consecutive business day period from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of $1.00 per share. The Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement, as set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on Nasdaq (the “Minimum Bid Requirement”). The notice has no immediate effect on the trading of the Company’s common shares on the Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company has been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. Additionally, due to the ongoing volatility in the world financial markets, Nasdaq has determined to toll the compliance period for the Minimum Bid Requirement through June 30, 2020 and will reinstate the compliance period on July 1, 2020. As a result, the Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement. If at any time prior to December 28, 2020 the closing bid price of the Company’s common stock is at least $1.00 for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

STRATEGY & OUTLOOK

Sundial’s overall strategy is to build sustainable, long-term shareholder value by reducing leverage, improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio.

To achieve this, Sundial will continue to focus on:

•	Meeting evolving consumer preferences by being a consumer-centric organization.
•	Delivering industry-leading, best-in-class brands and products with a focus on inhalables.
•	Driving quality in all aspects of our operation and be positioned to deliver products that consumers want when they want them.

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•	Improving cost discipline and maintaining a variable cost structure to adapt to industry dynamics.

MEETING EVOLVING CONSUMER PREFERENCES BY BEING A MORE AGILE AND RESPONSIVE CONSUMER-CENTRIC ORGANIZATION

The consumer is the core stakeholder of the cannabis industry. The legal cannabis industry is still in its infancy and consumer preferences are ever evolving and changing. To be more agile and responsive to these changing preferences, Sundial continues to emphasize and invest in industry data, with a focus on point-of-sale level retail data and social sentiment and continuous and iterative product development practices.

Data-Driven strategy

Sundial continues to invest in data platforms, data sources and analytics capabilities. The Company’s focus is becoming increasingly centered on retail level point of sale data and social sentiment. It is Sundial’s belief that these data sources best represent the changing consumer trends. The Company utilizes these timely data sources and platforms to develop and adjust product roadmaps, brand portfolios, research and development initiatives, sales and distribution tactics and investment in manufacturing capabilities.

Continuous and Iterative Product Development

Using point-of-sale level data and social sentiment, Sundial is implementing iterative and continuous product development practices. The company continues to focus on the development of inhalable formats through new and unique strains, differentiated product formats and more efficient manufacturing methods. Sundial’s modular cannabis grow rooms provide Sundial with a high frequency of harvests and the large amounts of data derived from the harvests enables Sundial to implement important changes and continuous process improvement

Delivering Industry-Leading, Best-In-Class Brands and Products with a Focus on Inhalables

Inhalable product formats continue to represent the large majority of sales in the cannabis industry. Sundial’s brand and portfolio strategy continues to emphasize whole flower, pre-roll, vape and concentrate products. In Q3 2020, Sundial continued to expand its product offerings through:

•	The introduction of Sundial’s Blue Nova flower to the Ontario market. Since its release, the product has become the company’s top selling flower SKU in the province.
•	The introduction of the Palmetto Blueberry vape cartridge. Since its release, the product has become one of the company’s top selling vape SKUs.
•	The introduction of the Palmetto brand into the Quebec marketplace.
•	The release of several Top Leaf and Sundial vape SKUs, including Oregon Golden Goat and Strawberry Twist.
•	Began the research and development of the company’s solventless concentrates, including Top Leaf Bubble Hash and Live Rosin

Sundial made additional investments in developing new inhalable products through the acquisition of 62 new genetics, several of which are unique to Sundial. The Company believes the commercialization of these strains will be a key differentiator for Sundial’s Top Leaf, Palmetto and Sundial brands.

Driving Quality in all Aspects of Our Operation and be Positioned to Deliver Products that Consumers Want, When They Want Them

Ultimately, it is Sundial’s objective to provide consumers with the products they want, when they want them and how they want to consume them. To achieve this, the Company is focusing on several key initiatives, including:

•	Emphasizing the cultivation of high quality, high potency flower
•	Increasing our points of distribution and national presence
•	Prioritizing in-store brand experiences and touchpoints

EMPHASIZING THE CULTIVATION OF HIGH QUALITY, HIGH POTENCY FLOWER

Sundial’s ability to consistently delivery high potency flower combined with other quality elements, including the packaging, trim and terpene content, will be the key component of the Company’s success. The Company is emphasizing the development of new strains, the utilization of insights and continuous improvement process to achieve high potency and consistent quality metrics.

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INCREASING OUR POINTS OF DISTRIBUTION AND NATIONAL PRESENCE

Sundial continues to invest in increasing the Company’s points of distribution to increase consumer’s access to our products. In Q3 2020, the Company added 3 new members increasing the Company’s commercial coverage across Alberta, Ontario, Manitoba and Saskatchewan.

In the coming months and quarters, Sundial will continue to support and expand its sales force and customer coverage. The Company’s strategy will emphasize continued expansion in existing cannabis retailers and net new opportunities presented by store front expansion especially in key markets such as Ontario, British Columbia and Alberta.

PRIORITIZING IN-STORE BRAND EXPERIENCES AND TOUCHPOINTS

Cannabis sales continue to be primarily driven by brick and mortar retail sales and the growth in key provinces, like Ontario, new store openings are one of the main drivers of growth. Sundial will continue prioritize the Company’s in-store brand experiences and touchpoints to enable the growth of retail sales and take advantage of net new industry growth. For example, Sundial has significantly increased it investment in retail marketing through national in-store holiday campaigns for the Top Leaf, Palmetto and Sundial brands beginning in mid-November.

Improving Cost Discipline and Maintaining a Variable Cost Structure to Adapt to Industry Dynamics

In Q3 2020, Sundial continued to implement cost cutting and cost discipline strategies started during the previous quarters. Additionally, the impact of the cost cutting initiatives have began to be realized. Compared to the three months ended September 30, 2019, Sundial reduced cultivation and production costs by 50% resulting in quarterly savings of $8.2 million in Q3 2020. Overall, Sundial decreased the cash used from operations quarter over quarter by 69% to $4.4 million in Q3 2020. These significant cost savings have enabled the Company to be more competitive and more capable of proactively managing the continued price compression expected in the industry.

Sundial continues to expect Fiscal 2020 to be a transition year as the Company has reset its strategic focus, continues to streamline its organization structure and implements a comprehensive operational and supply chain optimization program.

Strategic alternatives and capital raising

Following a review of its business, Sundial initiated and continues a process to explore strategic alternatives focused on maximizing shareholder value. Sundial’s board of directors (“Board”) has authorized management and its external advisors to consider a broader range of strategic alternatives, including a potential sale of the Company, merger or other business combination, investments in other Canadian cannabis companies, including dispensaries and other retail outlets, dispositions of discrete brands and related assets, optimizing its assets, including the potential sale of its Rocky View and Merritt facilities, selling limited quantities of inventory at or below cost and entering into long-term supply agreements with other licensed producers, licensing or other strategic transactions involving the Company, or any combination of the foregoing. Sundial has engaged a financial advisor to assist with these efforts.

There can be no assurance that the exploration of strategic alternatives will result in any transaction or specific course of action. The Company has not set a timetable for the conclusion of its review of strategic alternatives and does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board has approved a specific transaction or course of action or the Company has otherwise determined that further disclosure is appropriate or required by law.

In addition, Sundial will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. As a result, Sundial continues to seek ways of improving its working capital and overall liquidity position, including through a review of its existing capital structure, financings or re-financings of its existing indebtedness, and sales of equity and equity-linked securities (including at-the-market offerings and other underwritten offerings). The Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion and established the ATM Program covering issuances of up to US$50 million. From June 30, 2020 to November 9, 2020, the Company has raised gross proceeds of US$20.0 million from the August 2020 Offering and gross proceeds of US$35.5 million from sales under the ATM Program. There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all.

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The Company’s financial statements at and for the three and nine months ended September 30, 2020 include a going concern qualification. The ability of the Company to continue as a going concern depends on maintaining its Health Canada licenses, the continued support of its lenders, its ability to achieve profitable operations and its ability to raise additional financing to fund current and future operating and investing activities. There is no assurance that the Company will be able to accomplish any of the foregoing objectives. Any delay or failure to complete any additional financing would have a significant negative impact on the Company’s business, results of operations and financial condition, and the Company may be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	Q3 2020	Q3 2019	Change	% Change
Financial
Gross revenue	15,525	28,690	(13,165)	-46%
Net revenue	12,865	28,021	(15,156)	-54%
Cost of sales	10,259	20,250	(9,991)	-49%
Gross margin before fair value adjustments	(17,291)	7,771	(25,062)	-323%
Gross margin before fair value adjustments %	-134%	28%		-162%
Loss from operations	(89,230)	(9,420)	(79,810)	-847%
Net loss from continuing operations (1)	(71,386)	(85,448)	14,062	16%
Per share, basic and diluted (1)	(0.53)	(0.93)	0.40	43%
Net loss from discontinued operations (1)	—	(12,004)	12,004	100%
Per share, basic and diluted (1)	—	(0.13)	0.13	100%
Net loss (1)	(71,386)	(97,452)	26,066	27%
Per share, basic and diluted (1)	(0.53)	(1.06)	0.53	50%
Adjusted EBITDA from continuing operations (2)	(4,409)	(6,243)	1,834	29%

Statement of Financial Position
Cash and cash equivalents	21,044	141,805	(120,761)	-85%
Biological assets	4,492	14,539	(10,047)	-69%
Inventory	31,672	28,420	3,252	11%
Property, plant and equipment	119,777	254,097	(134,320)	-53%
Total assets	227,004	632,057	(405,053)	-64%

Operational
Kilogram equivalents sold	5,819	7,944	(2,125)	-27%
Average gross selling price per gram (3)	2.67	3.61	(0.94)	-26%
Average net selling price per gram (4)	2.21	3.53	(1.32)	-37%
(1)	Net loss from continuing operations, net loss from discontinued operations, net loss and related per share amounts are attributable to owners of the Company.
(2)

Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(3)	Gross selling price net of excise tax.
(4)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial regulatory authorities.

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OPERATIONAL RESULTS

Kilogram equivalents sold

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Provincial boards	2,268	461	7,463	1,094
Medical	—	2	4	3
Licensed producers	3,551	7,481	8,786	11,911
Total kilogram equivalents sold	5,819	7,944	16,253	13,008

For the three months ended September 30, 2020, the Company sold 5,819 kilogram equivalents of cannabis compared to 7,944 kilogram equivalents for the three months ended September 30, 2019. The decrease of 2,125 kilogram equivalents sold was due to a decrease in sales to other licensed producers (“LPs”), partially offset by an increase in sales to provincial boards. The increase in provincial board sales was due to an expanded provincial distribution network with sales to nine different provinces, comprised of branded flower and vapes, compared to six provinces comprised of branded flower in the comparative period.

For the nine months ended September 30, 2020, the Company sold 16,253 kilogram equivalents of cannabis compared to 13,008 kilogram equivalents for the nine months ended September 30, 2019. The increase of 3,245 kilogram equivalents sold was due to the Company expanding its provincial distribution network to nine Canadian provinces and launching additional brands and product formats. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower and vapes, as compared to six provinces comprised of branded flower in the comparative period. During the current period, the Company entered into a supply agreement with another LP to provide bulk flower for the first half of 2020. The Company also made bulk flower and oil sales to other LP’s in the current period.

Selling price

	Three months ended September 30		Nine months ended September 30
($/gram equivalent)	2020	2019	2020	2019
Provincial boards	$5.53	$6.34	$5.48	$6.45
Medical	$—	$3.50	$6.75	$5.00
Licensed producers	$0.84	$3.44	$1.77	$3.66
Average gross selling price	$2.67	$3.61	$3.47	$3.89
Excise taxes	$(0.46)	$(0.08)	$(0.58)	$(0.14)
Average net selling price	$2.21	$3.53	$2.90	$3.75

For the three months ended September 30, 2020, the average net selling price was $2.21 per gram equivalent compared to $3.53 for the three months ended September 30, 2019. The decrease of $1.32 per gram equivalent was due to lower prices for both provincial sales and bulk sales to other LP’s and a higher percentage of total sales to provincial boards subject to excise taxes. Sale prices have decreased due to downward price pressure in the market. These factors contributed to a significant decrease in the average gross selling price when compared to the prior period.

For the nine months ended September 30, 2020, the average net selling price was $2.90 per gram equivalent compared to $3.75 for the nine months ended September 30, 2019. The decrease of $0.86 per gram equivalent was due to price discounts and return provisions, lower prices for both provincial and bulk sales to other LP’s and a higher percentage of total sales to provincial boards subject to excise taxes. Price discounts were granted to provincial boards to promote the movement of slower selling products and ongoing price compression in the market. A return provision was recorded in the current period estimated based on the likelihood of having additional slow moving and aged product returned. Sale prices have decreased due to downward price pressure in the market due to excess industry production capacity relative to current distribution channels. These factors contributed to a significant decrease in the average gross selling price when compared to the prior period.

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The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, vape cartridges and accessories, trim and bulk extracted oil) and the channels in which products are sold (principally Canadian provincial boards and LP’s).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the nine months ended September 30, 2020 and 2019 are only calculated based on adult-use cannabis sales to provincial boards.

Cash cost to produce

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2020	2019	2020	2019
Cost of sales	10,259	20,250	41,102	31,462
Adjustments
Depreciation	1,289	1,072	3,618	1,927
Cash cost of sales	8,970	19,178	37,484	29,535
Packaging costs	128	328	1,489	362
Cash cost to produce (1)	8,842	18,850	35,995	29,173
Cash cost to produce per gram equivalent	$1.52	$2.37	$2.21	$2.24
(1)

Cash cost to produce and the related per gram amounts do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of cash cost to produce is discussed further in the “ADVISORY” section of this MD&A.

Cash cost to produce is defined as cost of sales less depreciation and packaging costs and provides a measure of the cash cost to produce the cannabis that has been sold in the period.

For the three months ended September 30, 2020, the cash cost to produce was $8.8 million compared to $18.9 million for the three months ended September 30, 2019. The decrease of $10.1 million was due to a decrease in kilogram equivalents sold compared to the prior period. The decrease in cash cost to produce per gram was due to a large bulk sale to an LP that had a low per gram cost.

For the nine months ended September 30, 2020, the cash cost to produce was $36.0 million compared to $29.2 million for the nine months ended September 30, 2019. The increase of $6.8 million was due to an increase in kilogram equivalents sold compared to the prior period. The decrease in cash cost to produce per gram was due to a large bulk sale to an LP that a low per gram cost, partially offset by newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil.

FINANCIAL RESULTS

Revenue

Revenue by form

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Revenue from dried flower	11,629	20,609	39,443	42,584
Revenue from vapes	3,577	—	14,185	—
Revenue from oil	319	8,081	2,828	8,081
Gross revenue	15,525	28,690	56,456	50,665

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Revenue by channel

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2020	2019	2020	2019
Provincial boards	12,552	2,921	40,885	7,059
Medical	6	7	27	15
Licensed producers	2,967	25,762	15,544	43,591
Gross revenue	15,525	28,690	56,456	50,665
Excise taxes	(2,660)	(669)	(9,391)	(1,846)
Net revenue	12,865	28,021	47,065	48,819
Gross revenue per gram sold	$2.67	$3.61	$3.47	$3.89
Net revenue per gram sold	$2.21	$3.53	$2.90	$3.75

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial regulatory authorities and to other LP’s. The Company’s sales growth strategy is to target branded sales and during the three and nine months ended September 30, 2020, provincial board sales represented the majority of cannabis revenue, a milestone for the Company.

Gross revenue for the three months ended September 30, 2020 was $15.5 million compared to $28.7 million for the three months ended September 30, 2019. The decrease of $13.2 million was mainly due to a decrease of $22.8 million in sales to LP’s, partially offset by an increase of $9.7 million in provincial board sales. The increase in provincial board sales was due to the Company expanding its provincial distribution network and launching additional brands and product formats. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower and vapes, as compared to six provinces comprised of branded flower in the comparative period. The Company also made bulk flower and oil sales to other LP’s in the current period.

Gross revenue for the nine months ended September 30, 2020 was $56.5 million compared to $50.7 million for the nine months ended September 30, 2019. The increase of $5.8 million was mainly due to an increase of $33.8 million in provincial board sales partially offset by a decrease of $28.1 million in sales to LP’s. The increase in provincial board sales was due to the Company expanding its provincial distribution network and launching additional brands and product formats. Current period board sales were partially offset by price discounts to promote the movement of slower selling products and a provision for product returns for slower selling products. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower and vapes, as compared to six provinces comprised of branded flower in the comparative period. During the current period, the Company entered into a supply agreement with another LP to provide bulk flower, the supply of which will extend into the second half of 2020. The Company also made bulk flower and oil sales to other LP’s in the current period.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final consumer-facing packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

Excise taxes for the three months ended September 30, 2020 were $2.7 million compared to $0.7 million for the three months ended September 30, 2019. The increase of $2.0 million was due to an increase in sales to provincial boards from the comparative period.

Excise taxes for the nine months ended September 30, 2020 were $9.4 million compared to $1.8 million for the nine months ended September 30, 2019. The increase of $7.6 million was due to an increase in sales to provincial boards from the comparative period.

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Cost of sales

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2020	2019	2020	2019
Cost of sales	10,259	20,250	41,102	31,462
Cost of sales per gram sold	$1.76	$2.55	$2.53	$2.42

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended September 30, 2020 were $10.3 million compared to $20.3 million for the three months ended September 30, 2019. The decrease of $10.0 million was due to a decrease in kilograms sold and a large bulk sale to an LP that had a low per gram cost, partially offset by newer strains having higher costs. Cost of sales per gram sold for the three months ended September 30, 2020 were $1.76 compared to $2.55 for the three months ended September 30, 2019. The decrease of $0.79 was mainly due to a bulk sale to an LP that had a low per gram cost.

Cost of sales for the nine months ended September 30, 2020 were $41.1 million compared to $31.5 million for the nine months ended September 30, 2019. The increase of $9.6 million was due to an increase in kilograms sold compared to the prior period, extraction costs related to vapes and newer strains having higher costs. Cost of sales per gram sold for the nine months ended September 30, 2020 were $2.53 compared to $2.42 for the nine months ended September 30, 2019. The increase of $0.11 was due to newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil, partially offset by a bulk sale to an LP that had a low per gram cost.

Gross margin

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Net revenue	12,865	28,021	47,065	48,819
Cost of sales	10,259	20,250	41,102	31,462
Inventory obsolescence and impairment	19,897	—	37,638	—
Gross margin before fair value adjustments (1)	(17,291)	7,771	(31,675)	17,357
Change in fair value of biological assets	194	11,675	4,853	24,541
Change in fair value realized through inventory	(2,447)	(5,875)	(18,352)	(7,564)
Gross margin	(19,544)	13,571	(45,174)	34,334
(1)

Gross margin before fair value adjustments does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments is discussed further in the “ADVISORY” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the three months ended September 30, 2020 was negative $17.3 million compared to $7.8 million for the three months ended September 30, 2019. The decrease of $25.1 million was mainly due to an inventory obsolescence provision, lower revenue caused by a decrease in kilogram equivalents sold and lower sales prices, partially offset by lower cost of sales. The obsolescence provision was applied across all cannabis inventory formats, bulk and packaged, due to a lack of market demand.

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Gross margin before fair value adjustments for the nine months ended September 30, 2020 was negative $31.7 million compared to $17.4 million for the nine months ended September 30, 2019. The decrease of $49.1 million was mainly due to increased cost of sales relating to extraction costs for vapes and oils, an inventory obsolescence provision and price discounts which impacted net revenue. The inventory obsolescence provision was applied across all cannabis inventory formats, bulk and packaged, due to a lack of market demand. Price discounts were granted to provincial boards to promote the movement of slower selling products.

The total inventory obsolescence and impairment recognized during the nine months ended September 30, 2020 was $48.6 million, with $37.6 million relating to cost of sales and $11.0 million relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Change in fair value of biological assets for the three months ended September 30, 2020 was an increase of $0.2 million compared to an increase of $11.7 million for the three months ended September 30, 2019. The decrease of $11.5 million was due to a decrease in the number of plants, a decrease in the expected selling price less costs to sell per gram and a decrease in the weighted average maturity of the stage of growth.

Change in fair value of biological assets for the nine months ended September 30, 2020 was an increase of $4.9 million compared to an increase of $24.5 million for the nine months ended September 30, 2019. The decrease of $19.6 million was due to a decrease in the number of plants and a decrease in the expected selling price less costs to sell per gram, partially offset by an increase in the weighted average maturity of the stage of growth.

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Change in fair value realized through inventory sold	(1,475)	(5,619)	(7,357)	(7,308)
Change in fair value recognized through inventory obsolescence provision	(972)	(256)	(10,995)	(256)
Change in fair value realized through inventory	(2,447)	(5,875)	(18,352)	(7,564)

The change in fair value realized through inventory for the three months ended September 30, 2020 was a decrease of $2.4 million compared to a decrease of $5.9 million for the three months ended September 30, 2019. The increase of $3.5 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

The change in fair value realized through inventory for the nine months ended September 30, 2020 was a decrease of $18.4 million compared to a decrease of $7.6 million for the nine months ended September 30, 2019. The decrease of $10.8 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

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General and administrative

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Salaries and wages	3,353	5,323	9,992	9,105
Consulting fees	273	1,775	1,836	4,596
Office and general	1,937	1,935	7,789	4,948
Professional fees	577	1,060	2,878	1,953
Director compensation	87	—	277	—
Other	931	2,322	2,729	3,258
	7,158	12,415	25,501	23,860

General and administrative expenses for the three months ended September 30, 2020 were $7.2 million compared to $12.4 million for the three months ended September 30, 2019. The decrease of $5.2 million was mainly due to decreases in salaries and wages and consulting fees as a result of workforce optimizations implemented during the current year and decreases in other costs.

General and administrative expenses for the nine months ended September 30, 2020 were $25.5 million compared to $23.9 million for the nine months ended September 30, 2019. The increase of $1.6 million was mainly due to increases in salaries and wages, office and general and professional fees, partially offset by a decrease in consulting costs.

Salaries and wages increased throughout 2019 due to the significant growth and expansion of the Company. During the first and second quarters of 2020, the Company commenced and continues to implement several streamlining and efficiency initiatives which include workforce optimization. Office and general costs increased mainly due to property and director and officer insurance costs. Professional fees increased due to legal fees and financial consulting fees.

Sales and marketing

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Sales and marketing	1,117	2,056	3,427	4,801

Sales and marketing expenses consist of brand development and promotion expenses, marketing personnel and related costs.

Sales and marketing expenses for the three months ended September 30, 2020 were $1.1 million compared to $2.1 million for the three months ended September 30, 2019. The decrease of $1.0 million was mainly due to a decrease in general marketing expenses as a result of the termination and renegotiation of the marketing contract with a former related party as part of the ongoing cost optimization initiatives.

Sales and marketing expenses for the nine months ended September 30, 2020 were $3.4 million compared to $4.8 million for the nine months ended September 30, 2019. The decrease of $1.4 million was mainly due to a decrease in general marketing expenses as a result of the termination and renegotiation of the marketing contract with a former related party as part of the ongoing cost optimization initiatives.

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Share-based compensation

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Simple warrants	1,611	4,746	3,385	19,743
Performance warrants	—	1,182	(42)	11,757
Stock options	167	—	489	—
Restricted share units	769	—	1,454	—
Deferred share units	571	325	1,779	325
Shares issued for services	—	1,738	—	2,320
	3,118	7,991	7,065	34,145

Share-based compensation expense includes the expense related to the issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s board of directors.

Fair value pre-IPO

Given the absence of an active trading market for the Company’s common shares prior to its initial public offering (“IPO”), determining the fair value of the Company’s common shares required the Company’s board of directors to make complex and subjective judgments. The Company’s board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; regulatory developments in the Company’s industry that the Company expected to have an impact on its operations or available markets for its products; the Company’s financial condition and operating results, including its revenue, losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. and Canadian market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and that the instruments involved illiquid securities of a private company.

Fair value post-IPO

Subsequent to the consummation of the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the three months ended September 30, 2020 was $3.1 million compared to $8.0 million for the three months ended September 30, 2019. The decrease of $4.9 million was due to the accelerated vesting of share-based compensation awards in the prior period due to the completion of the initial public offering, shares issued for services in the prior period and a decrease in the value of the share-based compensation awards granted. Share-based compensation expense for the three months ended September 30, 2020 included the issuance of 900 RSUs and 1,400,352 DSUs. Share-based compensation expense for the three months ended September 30, 2019 included the issuance of 1,232,000 simple warrants at an average exercise price of $6.45 and 155,200 performance warrants at an average exercise price of $8.33.

Share-based compensation expense for the nine months ended September 30, 2020 was $7.1 million compared to $34.1 million for the nine months ended September 30, 2019. The decrease of $27.0 million was due to the accelerated vesting of share-based compensation awards in the prior period due to the completion of the initial public offering, shares issued

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for services in the prior period and a decrease in the value of the share-based compensation awards granted. Share-based compensation expense for the nine months ended September 30, 2020 included the issuance of 2,999,813 RSUs, 2,690,253 DSUs and 481,600 stock options at an average exercise price of $1.16. Share-based compensation expense for the nine months ended September 30, 2019 included the issuance of 4,795,200 simple warrants at an average exercise price of $6.32 and 723,200 performance warrants at an average exercise price of $12.23.

Restructuring costs

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Restructuring costs	1,108	—	6,190	—

As part of the Company’s objective to optimize asset utilization and reduce costs, the Company commenced and continues to implement several streamlining and efficiency initiatives to align its cost structure and labour force costs with current market conditions. Restructuring costs of $1.1 million and $6.2 million for the three and nine months ended September 30, 2020 represent severance costs relating to the workforce reductions, legal, professional and consulting fees that relate directly to the restructuring and finance costs relating to the amendment and restatement of the Syndicated Credit Agreement and extinguishment of the Term Debt Facility.

Asset impairment

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Asset impairment	60,000	—	65,659	162

The Company determined that indictors of impairment existed during the nine months ended September 30, 2020 with respect to the Company’s British Columbia cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

The Company determined that indicators of impairment existed during the nine months ended September 30, 2020 with respect to the Company’s Alberta CGU as a result of decreasing estimates for the size of the potential Canadian cannabis market, the Company curtailing the number of flowering rooms being used for cultivation at its Olds facility and the carrying value of the Company’s total net assets significantly exceeding the Company’s market capitalization. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount of $103.2 million.

Transaction costs

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Transaction costs	364	6,315	2,762	6,315

Transaction costs of $2.8 million for the nine months ended September 30, 2020 include legal costs and various financing initiatives.

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Finance (income) costs

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Cash finance expense
Interest on Term Debt Facility	—	1,667	2,936	1,759
Interest on Syndicated Credit Agreement	1,025	454	3,279	454
Interest on Credit Facilities	—	486	—	1,818
Interest on Senior Convertible Notes	—	3	—	375
Interest on Convertible Notes	—	691	—	2,442
Interest on other debt	—	(9)	—	1,526
Other finance costs	355	451	495	3,999
	1,380	3,743	6,710	12,373
Non-cash finance expense
Accretion	—	2,379	1,622	4,632
Amortization of debt issue costs	223	476	946	1,016
Interest on Senior Convertible Notes	—	1,903	—	1,903
Loss on derivative liabilities	—	1,649	—	1,649
Change in fair value of convertible notes (1)	(9,742)	—	(10,231)	—
Change in fair value of derivative warrant liabilities (1)	(10,057)	—	(10,468)	—
Other	18	—	(22)	—
	(19,558)	6,407	(18,153)	9,200
Less: interest capitalized relating to construction in progress	—	—	—	(1,280)
Interest income	(19)	—	(181)	—
	(18,197)	10,150	(11,624)	20,293
(1)	Refer to note 22 in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2020, for valuation methodology.

Finance costs include interest on the Company’s indebtedness, accretion expense associated with the Company’s indebtedness, changes in the fair value of the Secured Convertible Note, Unsecured Convertible Notes and derivative warrant liabilities and certain other expenses, net of capitalized interest related to construction in progress.

Finance income for the three months ended September 30, 2020 was $18.2 million compared to an expense of $10.2 million for the three months ended September 30, 2019. The decrease in costs of $28.4 million was due the changes in fair value of the convertible notes and derivative warrant liabilities, decreased interest expense on the Company’s debt instruments due to the extinguishment of the Term Debt Facility and principal payments made on the Syndicated Credit Agreement, decreased accretion and amortization of debt issue costs due to the extinguishment of the Term Debt Facility, and non-cash finance expenses in the comparative period relating to the Senior Convertible Notes and derivative liabilities.

Finance income for the nine months ended September 30, 2020 was $11.6 million compared to an expense of $20.3 million for the nine months ended September 30, 2019. The decrease in costs of $31.9 million was due to decreased interest expense due to the extinguishment and settlement of various debt instruments, changes in fair value of the convertible notes and derivative warrant liabilities, decreased accretion and amortization of debt issue costs due to the extinguishment of the Term Debt Facility, and non-cash finance expenses in the comparative period relating to the Senior Convertible Notes and derivative liabilities. In the prior period, the production facilities were under construction and the related interest cost was capitalized to construction in progress.

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Income tax recovery

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Income tax recovery	—	—	—	3,609

Income tax recovery represents the Company’s intention to settle provincial and federal income taxes payable and recoverable on a net basis between entities under common control subject to income tax under the same taxation authority.

Income tax recovery for the nine months ended September 30, 2019 was $3.6 million and was due to the Company’s acquisition of a 50% interest in Pathway Rx. Upon acquisition of the Company’s 50% interest in Pathway Rx, $3.6 million of the purchase price was allocated to a deferred tax liability. This liability was subsequently adjusted to nil, with a corresponding adjustment of $3.6 million recorded to income tax recovery, on the basis that the Company and Pathway Rx are subject to income tax under the same taxation authority.

Net loss from continuing operations

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Net loss from continuing operations	(71,397)	(85,487)	(142,173)	(114,539)

Net loss for the three months ended September 30, 2020 was $71.4 million compared to a net loss of $85.5 million for three months ended September 30, 2019. The decrease of $14.1 million was due to decreases in cost of sales, change in fair value realized through inventory, decreases in general and administrative expenses, share-based compensation, an increase in government subsidies, decreases in transaction costs, finance costs and loss on financial obligation, partially offset by a decrease in net revenue, an inventory obsolescence provision, decrease in the change in fair value of biological assets, and an asset impairment.

Net loss for the nine months ended September 30, 2020 was $142.2 million compared to a net loss of $114.5 million for nine months ended September 30, 2019. The increase loss of $27.7 million was due lower net revenue, higher cost of goods sold, an inventory obsolescence provision, change in fair value of biological assets and change in fair value realized through inventory, increases in general and administrative expenses, restructuring costs and an asset impairment, partially offset by a decrease in share-based compensation, an increase in government subsidies, decreases in transaction costs, finance costs and the loss on financial obligation.

Adjusted EBITDA from continuing operations

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Adjusted EBITDA from continuing operations (1)	(4,409)	(6,243)	(19,950)	(12,222)
(1)	The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from continuing operations does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

Adjusted EBITDA from continuing operations was a loss of $4.4 million for the three months ended September 30, 2020 compared to a loss of $6.2 million for the three months ended September 30, 2019. The decreased loss was due to the following:

•	Decrease in cost of sales due to a decrease in kilogram equivalents sold;
•	Decrease in general and administrative expenses; and
•	Decrease in sales and marketing expense due to a decrease in general marketing activities.

Partially offset by the following:

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•	Decrease in revenue.

Adjusted EBITDA from continuing operations was a loss of $20.0 million for the nine months ended September 30, 2020 compared to a loss of $12.2 million for the nine months ended September 30, 2019. The increased loss was due to the following:

•	Decrease in net revenue;
•	Increase in cost of sales due to an increase in kilogram equivalents sold; and
•	Increase in general and administrative expenses.

Partially offset by the following:

•	Decrease in sales and marketing expense due to a decrease in general marketing activities; and
•	Decrease in research and development expenses.

DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS

The sale of Bridge Farm closed on June 5, 2020. The Bridge Farm operations comprised the entire Ornamental Flower segment that was located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of loss and comprehensive loss and statement of cash flows in the financial statements for the three and nine months ended September 30, 2019 have been re-presented to show the discontinued operation separately from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

During the period January 1, 2020 to June 5, 2020, the Company recorded revenues of $22.1 million from Bridge Farm and a net loss of $33.6 million from Bridge Farm, which includes a loss on the disposition of Bridge Farm of $15.0 million.

Capital expenditures with respect to discontinued operations during the period January 1, 2020 to June 5, 2020 consisted of $4.4 million mainly related to the Bridge Farm Clay Lake facility.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

		2020		2019				2018
($000s, except as indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue (1)	15,525	24,341	16,590	16,262	28,690	20,284	1,691	—
Net loss from continuing operations attributable to owners of the Company	(71,386)	(32,750)	(37,861)	(28,061)	(85,448)	(12,322)	(16,702)	(35,951)
Per share, basic and diluted	(0.53)	(0.31)	(0.35)	(0.26)	(0.93)	(0.16)	(0.24)	(0.49)
Net loss from discontinued operations attributable to owners of the Company	—	(27,593)	(6,034)	(116,927)	(12,004)	—	—	—
Per share, basic and diluted	—	(0.26)	(0.06)	(1.10)	(0.13)	—	—	—
Net loss attributable to owners of the Company	(71,386)	(60,343)	(43,895)	(144,988)	(97,452)	(12,322)	(16,702)	(35,951)
Per share, basic and diluted	(0.53)	(0.57)	(0.41)	(1.36)	(1.06)	(0.16)	(0.24)	(0.49)
(1)	Gross revenue from continuing operations.

During the eight most recent quarters the following items have had a significant impact on the Company’s results:

•	significantly increasing production capacity with the expansions to the Olds facility;
•	increasing the number of cannabis plants and weighted average maturity of their stage of growth;
•	increasing staffing to support growth and expansion initiatives;
•	increasing marketing, promotion and branding activities relating to the commencement of adult-use cannabis;
•	acquisition of Bridge Farm;

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•	terminating the Investment and Royalty Agreement;
•	non-cash impairment charge of goodwill relating to Bridge Farm’s CBD cash generating unit;
•	price discounts and provisions for product returns
•	impairment of property, plant and equipment;
•	provision for inventory obsolescence;
•	disposition of Bridge Farm;
•	issuance of Secured Convertible Note and warrants;
•	issuance of Unsecured Convertible Notes and warrants
•	extinguishment of the Term Debt Facility; and
•	issuance of equity securities in the August 2020 Offering.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	September 30, 2020	December 31, 2019
Cash and cash equivalents	21,044	45,337

Syndicated Credit Agreement (A)	71,063	82,910
Term Debt Facility (B)	—	95,003
Secured Convertible Note (C)	46,589	—
Unsecured Convertible Notes (D)	1,819	—
	119,471	177,913

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity, issue new debt or repay existing debt, subject to the availability of commercial terms. The Company will require additional financing in the near term, see “Strategy and Outlook – Strategic Alternatives and Capital Raising” for more information.

The Company’s primary need for liquidity is to fund capital expenditures, working capital requirements, debt service requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations, make planned capital expenditures and meet debt service requirements depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility, executed an intercreditor agreement and closed the sale of Bridge Farm. The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020 (which was satisfied as a result of the August 2020 Offering). Principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020 and were paid on that date. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement senior funded debt to EBITDA covenant at December 31, 2020.

The Company plans to access the capital markets to raise additional liquidity. The Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion and established the ATM Program covering issuances of up to US$50 million. From June 30, 2020 to November 9, 2020, the Company has raised gross proceeds of US$20.0 million from the August 2020 Offering and gross proceeds of US$35.5 million from sales under the ATM Program. There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all. See “Strategy and Outlook – Strategic Alternatives and Capital Raising” for more information.

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The condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 contain a going concern qualification. The Company is an early-stage company and has accumulated significant losses to date. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. These conditions, combined with the Company’s dependence on third party financing in the near term to fund its business plan, indicate the existence of a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations or seek relief under applicable bankruptcy law. The condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Debt

As at September 30, 2020, the Company’s available debt facilities, as detailed below, were fully drawn.

a)	Syndicated Credit Agreement

On August 29, 2019, the Company entered into a secured syndicated credit agreement, which was subsequently amended and restated on June 5, 2020 (as amended and restated, the “Syndicated Credit Agreement”). Under the Syndicated Credit Agreement, the Company is required to make principal repayments of $2.1 million per quarter beginning on September 30, 2020. The Syndicated Credit Agreement is secured by a first priority lien on the assets and property of the Company.

At September 30, 2020, the Syndicated Credit Agreement contained certain financial covenants to maintain:

(i)	a minimum unrestricted cash balance of $2.5 million;
(ii)

a senior funded debt to EBITDA ratio (as such terms are defined in the Syndicated Credit Agreement) of not greater than 2.75 to 1.00 at December 31, 2020 (due to the aggregate unconverted principal amount of the Unsecured Convertible Notes being less than US$5.0 million) and as at the end of every fiscal quarter thereafter; and

(iii)

a fixed charge coverage ratio of not less than 1.50 to 1.00 at December 31, 2020 (due to the aggregate unconverted principal amount of the Unsecured Convertible Notes being less than US$5.0 million) and as at the end of every fiscal quarter thereafter.

At September 30, 2020, the Company was in compliance with all financial covenants under the Syndicated Credit Agreement; however, the Company received waivers for technical breaches of non-financial covenants under the Syndicated Credit Agreement as of September 30, 2020. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement senior funded debt to EBITDA covenant at December 31, 2020.

b)	Term Debt Facility

On June 27, 2019, the Company entered into a secured term debt facility (the “Term Debt Facility”) with the creditor named therein and the other lenders party thereto. On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) and a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby $45.0 million of principal from the Term Debt Facility was assigned to the Bridge Farm Purchaser and the remaining $73.2 million of principal plus accrued interest was extinguished and

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replaced with $73.2 million senior second lien convertible notes of the Company. See section (c) “Secured Convertible Note” below.

c)	Secured Convertible Note

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with $73.2 million senior second lien convertible notes (the “Secured Convertible Note”), convertible into common shares at an initial conversion price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”).

The Secured Convertible Note matures on June 5, 2022 and does not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Note is secured by a second priority lien on the assets and property of the Company.

The Secured Convertible Note can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million and February 1, 2021. On September 30, 2020, the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and the Company subsequently filed a registration statement which allows the holder to offer and sell the common shares issuable upon conversion or exercise of the Secured Convertible Note and Secured Convertible Note Warrants. The registration statement was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2020.

Beginning on October 22, 2020, up to $10 million of principal of the Secured Convertible Note can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 92% of the volume weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of delivery of the conversion notice. The Secured Convertible Note and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price of the Secured Convertible Note or warrants, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

As a result of the August 2020 Offering, the conversion price for the Secured Convertible Note was adjusted to US$0.8474 per common share. As of November 9, 2020, as a result of sales under the ATM Program, the conversion price of the Secured Convertible Note was adjusted to US$0.6560 per common share and the exercise price of the Secured Convertible Note Warrants was adjusted to US$0.1766 per common share. The foregoing conversion and exercise prices may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

From October 1, 2020 to November 9, 2020, $18.3 million aggregate principal of the Secured Convertible Note was converted into common shares at a weighted average conversion price of $0.2122 resulting in the issuance of 86.0 million common shares. As of November 9, 2020, $55.0 million aggregate principal amount of Secured Convertible Note remained outstanding.

d)	Unsecured Convertible Notes

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) providing for the sale of a new series of unsecured senior subordinated convertible notes (the “Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Notes Warrants”). In connection with the securities

21

purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an initial exercise price of US$1.00 per common share (the “Agent Warrants”).

The Unsecured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events.

The Unsecured Convertible Notes can be converted into common shares at any time. The terms of the Unsecured Convertible Notes were amended in August 2020 to allow the entire principal amount to be converted into common shares at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 88% of the lowest volume weighted average price of the Company’s common shares during the five consecutive trading day period ending and including the date of delivery of the conversion notice. The Unsecured Convertible Notes and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%. The Company has filed a registration statement which allows the investors to offer and sell the common shares issuable upon conversion or exercise of the Unsecured Convertible Notes and Unsecured Convertible Notes Warrants. The registration statement was declared effective by the SEC on July 20, 2020.

The conversion or exercise price of the Unsecured Convertible Note and warrants, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

As a result of the August 2020 Offering, the conversion price for the Unsecured Convertible Notes was adjusted to US$0.8474 per common share. As of November 9, 2020, as a result of sales under the ATM Program, the conversion price of the Unsecured Convertible Notes was adjusted to US$0.6560 per common share and the exercise price of the Unsecured Convertible Notes Warrants was adjusted to US$0.1766 per common share. The foregoing conversion and exercise prices may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

During the period July 16, 2020 to September 30, 2020, US$15.6 million aggregate principal was converted into common shares at a weighted average exercise price of US$0.2516 resulting in the issuance of 62.0 million common shares (note 16b). At September 30, 2020, US$2.4 million aggregate principal amount of the Unsecured Convertible Notes remained outstanding.

From October 1, 2020 to November 9, 2020, an additional US$2.4 million aggregate principal of Unsecured Convertible Notes was converted into common shares at a weighted average conversion price of US$0.1631 resulting in the issuance of 14.7 million common shares. As of November 9, 2020, US$16.0 thousand aggregate principal amount of Unsecured Convertible Notes remained outstanding.

Equity

As at September 30, 2020, the Company had the following share capital instruments outstanding:

(000s)	September 30, 2020	December 31, 2019
Common shares	206,714	107,180
Common share purchase warrants (1)	5,123	6,165
Simple warrants (2)	7,569	9,815
Performance warrants (3)	4,365	5,799
Stock options (4)	721	624
Restricted share units	2,990	49
Deferred share units	2,748	368
(1)	5.1 million warrants were exercisable as at September 30, 2020.
(2)	5.7 million simple warrants were exercisable as at September 30, 2020.
(3)	3.7 million performance warrants were exercisable as at September 30, 2020.
(4)	0.1 million stock options were exercisable as at September 30, 2020.

As at September 30, 2020, the Company had 206.7 million shares outstanding (December 31, 2019 - 107.2 million shares).

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Common shares were issued during the nine months ended September 30, 2020 in connection with the following transactions:

•	As part of the consideration for the Bridge Farm Disposition, 2.7 million common shares were returned to the Company and cancelled;
•	US$15.6 million aggregate principal of Unsecured Convertible Notes was converted into common shares at a weighted average price of US$$0.2516 resulting in the issuance of 62.0 million common shares;
•	Issuance of 25.8 million common shares in the August 2020 Offering; and
•	Exercise of all of the Series B Warrants for 14.3 million common shares.

From October 1, 2020 to November 9, 2020:

•

US$2.4 million aggregate principal of Unsecured Convertible Notes was converted into common shares at a weighted average conversion price of US$0.1631 resulting in the issuance of 14.7 million common shares;

•	$18.3 million aggregate principal of Secured Convertible Note was converted into common shares at a weighted average price of $0.2122 resulting in the issuance of 86.0 million common shares;
•	The Company sold 121.9 million common shares under its ATM Program for gross proceeds of $46.3 million; and
•

4.8 million Unsecured Convertible Notes Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 4.8 million common shares and gross proceeds to the Company of US$0.9 million

•

3.0 million Series A Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 3.0 million common shares and gross proceeds to the Company of US$0.5 million.

As at November 9, 2020, a total of 438.7 million common shares were outstanding.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Olds facility	1,066	26,653	2,288	85,205
Rocky View facility	—	132	—	253
Merritt facility (1)	—	420	(1,241)	4,439
Other	10	129	1,822	1,474
Total	1,076	27,334	2,869	91,371
(1)	The expenditure recovery for the Merritt facility resulted from the refund of provincial hydro and utility deposits.

Facilities

	Olds facility	Rocky View facility	Merritt facility
Location	Olds, Alberta, Canada	Rocky View, Alberta, Canada	Merritt, British Columbia, Canada
Format	Indoor modular	Indoor	Indoor modular
Primary purpose	Cultivation and extraction	Research and development	Cultivation and extraction
Total current facility size (sq. ft.)	428,000	31,000	—
Additional planned facility size (sq. ft.)	20,000(1)	—	35,000(2)
Total projected facility size (sq. ft.)	448,000	31,000	35,000
(1)	Subject to construction and licensing of an extraction and processing building (20,000 sq. ft.) and availability of capital resources and liquidity.
(2)	Construction has been deferred. Future construction, if any, will be subject to available capital resources, liquidity and licensing.

Capital expenditures will be limited to essential expenditures required to complete the extraction and processing facility at the Olds facility (approximately $5 million) and is expected to be completed by the end of the fourth quarter of 2020.

Expenditures relating to funding research performed by Pathway Rx (approximately $1 million) have been temporarily deferred in order to improve liquidity and align capital expenditures with market demand.

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Expenditures required to maintain production capacity are not expected to be significant as the construction of the majority of the Company’s facilities is substantially complete. The Company expects approximately $0.5 million per quarter of maintenance capital for the remainder of 2020 to maintain current capacity.

Olds facility

The Olds facility is the Company’s flagship facility whose primary purpose is to grow cannabis for the Canadian market. The Olds facility is complete and fully licensed for cannabis cultivation, processing and sale by Health Canada. The Company has received a licence from Health Canada for approximately 428,000 square feet with 126 cultivation rooms comprised of H Block (approximately 32,000 square feet with 12 cloning and vegetation rooms), H Block extension (approximately 46,000 square feet with 14 flowering rooms) and Pods 1 through 5 (each approximately 70,000 square feet with 20 flowering rooms). In addition the Company has completed and operates a 20,000 square foot processing facility.

The Company determined that indicators of impairment existed during the three months ended September 30, 2020 with respect to the Company’s Alberta CGU as a result of slower than expected cannabis retail store growth along with the Company curtailing the number of flowering rooms being used for cultivation at its Olds facility. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount the carrying values of the CGU’s net assets. The estimated recoverable amount of the CGU was determined to be its value in use and an impairment of $60.0 million was recorded to impair the assets to their estimated recoverable amount of $103.2 million.

Merritt facility

Construction of the Merritt facility had been temporarily deferred pending increases in market demand. In addition, the Company is considering strategic alternatives for its asset base, including a sale of the Merritt facility. The Merritt facility was intended to serve as the primary production facility of the Company’s BC Weed Co. brand.

The amount of remaining capital expenditures at the Merritt facility depends on the scale of the facility to be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. The Company began construction of the Merritt facility in March 2019 and has invested approximately $10.0 million in the project as of March 31, 2020. The Company had submitted its initial licence application to Health Canada. However, Health Canada will not substantively review the licence application until the Merritt facility is fully constructed and is accepted by Health Canada as compliant with the requirements of the Cannabis Regulations (SOR/2018-144).

The Company determined that indictors of impairment existed during the nine months ended September 30, 2020 with respect to the Company’s British Columbia CGU as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million million was recorded to write down the assets to their estimated recoverable amount of $4.2 million. The estimated recoverable amount of these assets was further reduced to $2.9 million due to the Company receiving utility deposits back resulting from the deferral of the facility. Management is committed to a plan to sell the Merritt facility and the asset is available for immediate sell, resulting in the reclassification to assets held for sale on the consolidated statement of financial position.

Pathway Rx

The Company owns a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for a wide range of medical applications. The Company expects minimal expenditures of approximately $1 million to fund research performed by Pathway Rx.

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Cash Flow Summary

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Cash provided by (used in):
Operating activities	(20,057)	(29,367)	(50,073)	(57,833)
Investing activities	(1,739)	(107,353)	(12,119)	(158,502)
Financing activities	21,445	263,621	39,047	367,549
Effect of exchange rate changes	(234)	(1,392)	1,288	(1,392)
Change in cash and cash equivalents	(585)	125,509	(21,857)	149,822

Cash Flow – Operating Activities

Net cash used in operating activities was $20.1 million for the three months ended September 30, 2020 compared to $29.4 million used in operating activities for the three months ended September 30, 2019. The decrease of $9.3 million was due to a decrease in net loss adjusted for non-cash items, partially offset by an increase in non-cash working capital. The increase in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Net cash used in operating activities was $50.1 million for the nine months ended September 30, 2020 compared to $57.8 million used in operating activities for the nine months ended September 30, 2019. The decrease of $7.7 million was due to a decrease in non-cash working capital, partially offset by an increase in net loss adjusted for non-cash items. The decrease in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities was $1.7 million for the three months ended September 30, 2020 compared to $107.4 million used in investing activities for the three months ended September 30, 2019. The decrease of $105.7 million was mainly due to the acquisition of Bridge Farm in the comparative period and a decrease in capital expenditures.

Net cash used in investing activities was $12.1 million for the nine months ended September 30, 2020 compared to $158.5 million used in investing activities for the nine months ended September 30, 2019. The decrease of $146.4 million was mainly due to the acquisition of Bridge Farm in the comparative period, a decrease in capital expenditures and proceeds from the disposal of the Company’s Kamloops property, partially offset by a decrease in non-cash working capital mainly comprised of accounts payable related to facility construction.

The Company is limiting capital expenditures to only essential expenditures required to complete the extraction and processing facility at the Olds facility, pending available capital resources and liquidity, in order to improve working capital and liquidity.

Cash Flow – Financing Activities

Net cash provided by financing activities was $21.4 million for the three months ended September 30, 2020 compared to $263.6 million provided by financing activities for the three months ended September 30, 2019. The decrease of $242.2 million was due to proceeds in the current period from the August 2020 Offering compared to the prior period which includes proceeds from the Syndicated Credit Agreement, proceeds from the issuance of shares from the initial public offering and changes in restricted cash, partially offset by the repayment of other debt instruments.

Net cash provided by financing activities was $39.0 million for the nine months ended September 30, 2020 compared to $367.5 million provided by financing activities for the nine months ended September 30, 2019. The decrease of $328.5 million was due to proceeds in the current period from the issuance of the Unsecured Convertible Notes, proceeds from the August 2020 Offering and change in restricted cash partially offset by repayments of the Syndicated Credit Agreement, compared to the prior period which includes proceeds from the issuance of convertible notes, proceeds from the Syndicated Credit Agreement, proceeds from the Term Debt Facility, proceeds from the issuance of shares from the initial

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public offering and proceeds from the exercise of warrants, partially offset by repayment of other debt instruments and change in restricted cash.

Liquidity risks associated with financial instruments

Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows. The Company is exposed to interest rate risk through its Syndicated Credit Agreement which has a variable interest rate. For the nine months ended September 30, 2020, a 1% increase in the prime interest rate would result in additional interest expense of $0.6 million (nine months ended September 30, 2019 - $0.6 million).

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Foreign currency risk

The Company is exposed to risks arising from fluctuations in currency exchange rates between the Canadian dollar and United States dollar. At September 30, 2020, the Company’s primary currency exposure related to the United States dollar (“USD”) balances. The following table summarizes the Company’s foreign currency exchange risk for each of the currencies indicated:

As at September 30, 2020 ($000s)	USD
Cash and cash equivalents	12,012
Accounts receivable	—
Accounts payable and accrued liabilities	(896)
Net foreign exchange exposure	11,116
Translation to CAD	1.3339
CAD equivalent at period end exchange rate	14,828

Based on the net foreign exchange exposure at the end of the period, if these currencies had strengthened or weakened by 10% compared to the Canadian dollar and all other variables were held constant, the after-tax earnings would have decreased or increased by approximately the following amounts:

($000s)	Nine months ended September 30, 2020
Impact on profit (loss)	1,483

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans.

The condensed consolidated interim financial statements for the nine months ended September 30, 2020 contain a going concern qualification. Management believes its current capital resources and its ability to manage cash flow and working

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capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. The Company plans to access the capital markets to raise additional liquidity. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations. See “Strategy and Outlook – Strategic Alternatives and Capital Raising”.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at September 30, 2020.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Syndicated Credit Agreement	71,900	—	—	—	71,900
Convertible notes	—	76,436	—	—	76,436
Lease obligations	405	880	256	—	1,541
Total	72,305	77,316	256	—	149,877

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2020 of $1.5 million (December 31, 2019 - $1.5 million)

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” in the Annual Report.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, breach of fiduciary duty, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis and a return by one of the Company’s customers.

We can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

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NON-IFRS MEASURES

Certain financial measures in this MD&A including adjusted EBITDA, cash costs to produce, cultivation and production costs and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA from continuing operations

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Generally, adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following tables reconcile adjusted EBITDA to net loss for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2020	2019	2020	2019
Net loss from continuing operations	(71,397)	(85,487)	(142,173)	(114,539)
Adjustments
Finance (income) costs	(18,197)	10,150	(11,624)	20,293
Loss on financial obligation	—	59,583	—	60,308
Depreciation and amortization	1,480	143	3,414	411
Income tax recovery	—	—	—	(3,609)
Change in fair value of biological assets	(194)	(11,675)	(4,853)	(24,541)
Change in fair value realized through inventory	2,447	5,875	18,352	7,564
Unrealized foreign exchange (gain) loss	(243)	(229)	(1,429)	193
Share-based compensation	3,118	7,991	7,065	34,145
Asset impairment	60,000	—	65,659	162
Loss on disposition of PP&E	—	19	(488)	4
Cost of sales non-cash component (1)	1,289	1,072	3,618	1,072
Inventory obsolescence and impairment	19,897	—	37,638	—
Restructuring costs	1,108	—	6,190	—
Transaction costs (2)	364	6,315	2,762	6,315
Government subsidies	(4,081)	—	(4,081)	—
Adjusted EBITDA from continuing operations	(4,409)	(6,243)	(19,950)	(12,222)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to financing activities.

Cash costs to produce

Cash costs to produce is a non-IFRS measure which the Company uses to evaluate its operating performance. Cash costs to produce provides information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash and post-production expenses associated with growing costs. Cash costs to produce is defined as cost of sales less depreciation and packaging costs. Cash costs to produce are reconciled to cost of sales in the “OPERATIONAL RESULTS” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the

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sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

RELATED PARTIES

Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by each employee’s shareholdings in the Company. The loans are each repayable in full upon the departure of an individual employee from employment, a change in control of the Company or sale of the Company. As at September 30, 2020, $0.2 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

Related party transactions

	Transactions		Balance outstanding
	Nine months ended September 30	Nine months ended September 30	September 30	December 31
($000s)	2020	2019	2020	2019
Marketing, brand research and development (a)	1,144	2,152	—	(265)
Legal services (b)	1,811	2,973	(221)	(397)
	2,955	5,125	(221)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors is a partner at a law firm which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2020, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units (“CGUs”), value of biological assets and inventory, estimating potential future returns and pricing adjustments on revenue, deferred tax assets, share-based compensation, convertible instruments, financial obligations, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;

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•	Interpretation of income tax laws; and
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions, impairments, losses and income taxes. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions, derivative financial instruments and accounts payable.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

Risks Related to the Unsecured Convertible Notes and Unsecured Convertible Notes Warrants and the Secured Convertible Note and Secured Convertible Note Warrants

ANY CONVERSION OR EXERCISE, AS APPLICABLE, OF THE UNSECURED CONVERTIBLE NOTES, THE UNSECURED CONVERTIBLE NOTES WARRANTS, THE SECURED CONVERTIBLE NOTE, THE SECURED CONVERTIBLE NOTE WARRANTS, THE PLACEMENT AGENT WARRANTS, THE SERIES A WARRANTS OR THE COMPANY’S OTHER OUTSTANDING WARRANTS OR CONVERTIBLE SECURITIES MAY RESULT IN SIGNIFICANT DILUTION TO THE COMPANY’S SHAREHOLDERS.

The Company’s shareholders may experience significant dilution as a result of issuance by the Company of common shares pursuant to the Unsecured Convertible Notes, Unsecured Convertible Notes Warrants, the Secured Convertible Note, the Secured Convertible Note Warrants, the Placement Agent Warrants and the Series A Warrants.

THE UNSECURED CONVERTIBLE NOTES, THE UNSECURED CONVERTIBLE NOTEs WARRANTS, THE SECURED CONVERTIBLE NOTE, THE SECURED CONVERTIBLE NOTE WARRANTS AND THE SERIES A WARRANTS HAVE ANTI-DILUTION PROVISIONS TRIGGERED BY THE ISSUANCE OF THE COMPANY’S COMMON SHARES AND SECURITIES CONVERTIBLE OR EXERCISABLE FOR COMMON SHARES AT PRICES BELOW THE THEN-CURRENT CONVERSION PRICE FOR SUCH NOTES OR THE THEN-CURRENT EXERCISE PRICE OF SUCH WARRANTS. ANY SUCH ADJUSTMENTS WOULD INCREASE THE NUMBER OF COMMON SHARES ISSUABLE UPON CONVERSION OR EXERCISE OF SUCH SECURITIES, AS THE CASE MAY BE, AND INCREASE THE DILUTIVE EFFECT OF SUCH SECURITIES ON THE COMPANY’S SHAREHOLDERS.

The conversion price or exercise price, as applicable, for the Unsecured Convertible Notes, the Unsecured Convertible Notes Warrants, the Secured Convertible Note, the Secured Convertible Note Warrants and the Series A Warrants have been adjusted as result of sales of common shares under the ATM Program and may be further adjusted as a result of any future sales under the ATM Program or other offerings. Both the conversion and exercise prices for the securities are subject to reduction upon the issuance of the Company’s common shares or securities exercisable or convertible for the Company’s common shares at a per share price below the then-current conversion price or exercise price, as applicable. In such event, the conversion prices or exercise prices as applicable, will be reduced in accordance with agreed-upon formulae.

Under the terms of the Securities Restructuring Agreement and the Secured Convertible Note, the holder is able to convert up to $10.0 million principal amount of the Secured Convertible Note during any calendar month into our common shares at an alternate optional conversion price equal to the lower of (i) the then-current conversion price and (ii) the greater of (x) a floor price and (y) a discount to the volume weighted average price of our common shares during a specified trading day period.  The Company and the holder may agree to waive or the amend the $10.0 million limitation or otherwise change the formula to determine the number of shares issuable upon conversion, including lowering the floor price.

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As a result of any such adjustment, waiver, amendment or similar modification, the number of common shares issuable upon conversion or exercise, as applicable, of the foregoing securities will be increased, which will increase the dilutive effect of such securities on the Company’s shareholders.

ANY FURTHER ISSUANCES OF THE COMPANY’S COMMON SHARES MAY ADVERSELY AFFECT THE MARKET PRICE OF THE COMPANY’S COMMON SHARES.

The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. As a result, the Company continues to seek ways of improving its working capital and overall liquidity position, including through a review of its existing capital structure, financings or re-financings of its existing indebtedness, and sales of equity and equity-linked securities (including at-the-market offerings and other underwritten offerings).

The Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares, preferred shares, rights, warrants or units of the foregoing in an amount up to US$100,000,000 at its discretion and has established the ATM Program covering issuances of common shares not to exceed US$50,000,0000. Additional financings may also take the form of units, convertible notes or warrants. There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all.

The Company has filed a registration statement which allows the investors to offer and sell the common shares issuable upon conversion or exercise of the Unsecured Convertible Notes and Unsecured Convertible Notes Warrants. The registration statement was declared effective by the SEC on July 20, 2020. In addition, the Company has filed a registration statement which allows the investors to offer and sell the common shares issuable upon conversion or exercise of the Secured Convertible Note and Secured Convertible Note Warrants. The registration statement was declared effective by the SEC on July 20, 2020.

In addition, although the Securities Purchase Agreement, the Unsecured Convertible Notes, the Securities Restructuring Agreement and the Secured Convertible Note restrict the Company’s ability to issue additional equity and equity-linked securities, the Company still has the ability to issue a significant number of additional common shares, including pursuant to existing agreements and in connection with employee and director compensation. In addition, we have received waivers under the foregoing agreements to offer and sell common shares, including under the ATM Program, in certain circumstances. Any further issuances, or the perception of further issuances, of the Company’s common shares or securities convertible or exercisable for the Company’s common shares may cause the Company’s share price to decline.

THE SECURITIES PURCHASE AGREEMENT FOR THE UNSECURED CONVERTIBLE NOTES AND THE UNSECURED CONVERTIBLE NOTEs WARRANTS (AS WELL AS SUCH SECURITIES THEMSELVES), THE SECURITIES RESTRUCTURING AGREEMENT FOR THE SECURED CONVERTIBLE NOTE AND THE SECURED CONVERTIBLE NOTE WARRANTS (AS WELL AS SUCH SECURITIES THEMSELVES) AND THE SERIES A WARRANTS CONTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS THAT IF BREACHED COULD REQUIRE US TO MAKE CASH PAYMENTS, FURTHER ADJUST THE CONVERSION PRICE OR EXERCISE PRICE, AS APPLICABLE, OR REQUIRE US TO REDEEM CERTAIN OF SUCH SECURITIES IN CASH. AS A RESULT, THE COMPANY MAY BE FORCED TO REDUCE OR CEASE THE COMPANY’S OPERATIONS. IN ADDITION, THE COMPANY’S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AND THE RIGHTS OF THE COMPANY’S SHAREHOLDERS, COULD BE MATERIALLY HARMED.

The Securities Purchase Agreement, the Unsecured Convertible Notes Registration Rights Agreement, the Securities Restructuring Agreement (as well as the Unsecured Convertible Notes, the Unsecured Convertible Notes Warrants, the Secured Convertible Note and the Secured Convertible Note Warrants themselves) and the Series A Warrants contain representations, warranties and covenants that if breached provide the holders with certain rights, including the right to receive cash payments, the ability to charge interest, the ability to adjust the conversion price or exercise price, as applicable, and/or the ability to require us to redeem the Unsecured Convertible Notes and the Secured Convertible Note at a premium. In the event of a Fundamental Transaction or Change of Control (each as defined in the Unsecured Convertible Notes, Unsecured Convertible Notes Warrants, the Secured Convertible Note, the Secured Convertible Note Warrants and the Series A Warrants, as applicable), the holders of the applicable security may have the ability to redeem their security for cash at a premium.

In addition, if certain events of default were to occur, the Unsecured Convertible Notes would automatically become immediately due and payable in cash in an amount equal to all outstanding principal, accrued and unpaid interest and unpaid late charges thereon multiplied by an applicable redemption premium, and the Secured Convertible Note would automatically become immediately due and payable in cash in an amount equal to all outstanding principal and interest multiplied by the applicable redemption premium, in addition to any and all other amounts due thereunder. The Company’s cash pay obligations to the holders of the Unsecured Convertible Notes upon such an event of default would

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be subordinated to the Company’s obligations under the Syndicated Credit Agreement and the Secured Convertible Note; however, such cash pay obligations would be senior to any claims of the Company’s common shareholders. The exercise of any of the foregoing rights may be forced to reduce or cease the Company’s operations. In addition, the Company’s business, financial condition and results of operations, and the rights of shareholders, could be materially harmed.

The Company may not have the funds available to make one or more of such cash payments when due. Even if the Company does have funds so available, the use of cash to make such payments could adversely affect the Company’s ability to fund operations. Furthermore, the Unsecured Convertible Notes require the Company to make cash payments in the event that such notes are converted at a conversion price that is less than a specified floor price based on the trading price of the Company’s common shares. As a result of the decline in the price of the Company’s common shares, the Company has had to make cash payments upon conversion of the Unsecured Convertible Notes and may have to do so in the future.

THE AGREEMENTS GOVERNING THE COMPANY’S INDEBTEDNESS, INCLUDING THE SECURITIES PURCHASE AGREEMENT, THE SECURITIES RESTRUCTURING AGREEMENT, THE SYNDICATED CREDIT AGREEMENT, THE UNSECURED CONVERTIBLE NOTES AND THE SECURED CONVERTIBLE NOTE, CONTAIN COVENANTS THAT REDUCE THE COMPANY’S FINANCIAL FLEXIBILITY AND COULD IMPEDE THE COMPANY’S ABILITY TO OPERATE.

The agreements governing the Company’s indebtedness, including the Securities Purchase Agreement and the Unsecured Convertible Notes, the Syndicated Credit Agreement, the Securities Restructuring Agreement and the Secured Convertible Note, each impose significant operating and financial restrictions on us. These restrictions will limit the Company’s and the Company’s subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;
•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;
•	make certain investments;
•	incur certain liens;
•	enter into transactions with affiliates;
•	merge or consolidate; and
•	transfer or sell assets.

In addition, such agreements subject us and the Company’s subsidiaries to covenants, representations and warranties, and beginning on December 31, 2020, the Syndicated Credit Agreement will subject us to various financial and other maintenance covenants. See “Liquidity and Capital Resources—Debt—Syndicated Credit Agreement”.

As a result of these restrictions, the Company will be limited as to how it conducts its business and it may be unable to raise additional debt or equity financing to fund its operations, compete effectively or to take advantage of new business opportunities. For example, the Unsecured Convertible Notes, the Unsecured Convertible Notes Warrants, the Secured Convertible Note, the Secured Convertible Note Warrants and the Series A Warrants prohibit us from engaging in Fundamental Transactions (as defined in such instruments), including specified transactions related to Change of Control (as defined in such instruments), unless the successor entity assumes all of the Company’s obligations under such instruments under a written agreement in form and substance satisfactory to, and approved by, the holders of the applicable instrument. These restrictions could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for the Company’s common shares, which, under certain circumstances, could reduce the market price of the Company’s common shares. Furthermore, some of these instruments contain “clear market” and other similar provisions that prohibit us from issuing common shares or other securities. As a result, we may be prohibited from raising additional capital. The terms of any future indebtedness the Company may incur could include more restrictive covenants. The Company cannot assure you that it will be able to maintain compliance with these covenants in the future and, if it fails to do so, that it will be able to obtain waivers from the lenders and/or amend the covenants. Based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement senior funded debt to EBITDA covenant at December 31, 2020. Although, the Company has recently obtained waivers from its lenders with respect to technical breaches of certain non-financial covenants as of September 30, 2020; however and has received waivers or suspensions of covenant breaches in the past, there is no guarantee that the Company will be able to obtain similar waivers or suspensions in the future.

The Company’s failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in the

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Company’s being required to repay these borrowings before their due date and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision.

Furthermore, if the Company were unable to repay the amounts due and payable under the Syndicated Credit Agreement or the Secured Convertible Note, those lenders or investors, as applicable, could proceed against the collateral securing such indebtedness. In the event the Company’s lenders or holders of the Unsecured Convertible Notes and/or the Secured Convertible Note accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness or if it is forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, the Company’s results of operations and financial condition could be adversely affected.

Further information regarding the risk factors which may affect the Company is contained in section “Risk Factors” hereof and in section “Item 3D – Risk Factors” of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. During the year ended December 31, 2019 of the Company, the appropriate officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2019, as described below.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the year ended December 31, 2019 of the Company, the appropriate officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal controls over financial reporting and concluded that the Company’s internal controls over financial reporting were not effective due to the weaknesses in internal controls over financial reporting as at December 31, 2019, as described below.

Background

In connection with the audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2018, management concluded that there were three material weaknesses in the Company’s internal controls over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters, lack of management review over the valuation model used for biological assets and financing obligations and lack of segregation of duties due to limited number of employees in the finance department. Similar material weaknesses were identified at Bridge Farm.

December 31, 2019 update

During the year end December 31, 2019, the Company implemented a remediation plan including measures necessary to address the underlying causes of these material weaknesses. As at December 31, 2019, the material weaknesses related to the limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review over the valuation model used for biological assets and financing obligations were remediated through the addition of numerous professionally designated accountants to bring additional knowledge and expertise relating to complex accounting matters. These professionally designated accountants are directly involved

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in the preparation and review of these complex accounting matters. The Company has also engaged external third-party advisors when complex accounting matters arose to ensure treatment of those matters was appropriate. The Company will continue to seek external third-party advice when complex accounting matters arise in the future.

The material weakness associated with a lack of segregation of duties due to limited number of employees in the finance department was not fully remediated in 2019. While the limited number of employees in the finance department has been remediated with the addition of staff, the specific component of the prior year material weakness related to segregation of duties has not yet been remediated and therefore remained as a material weakness as at December 31, 2019.

2020 Remediation plan

The Company’s remediation plan is ongoing and involves the engagement of external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes.

The Company expects the remediation of the remaining material weakness to be complete by December 31, 2020. Remediation may take longer than the Company expects, and its efforts may not prove to be successful in remediating this material weakness. The Company may also identify additional material weaknesses in its internal control over financial reporting in the future. It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.K.	United Kingdom
U.S.	United States
US$	United States dollars
£	Great Britain Pounds
CBD	Cannabidiol
THC	Tetrahydrocannabinol

ADVISORY

Forward-Looking Information

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions, and are not

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guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” herein and “Item 3D—Risk Factors” section of the Annual Report. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein and in “Item 3D—Risk Factors” section of the Annual Report. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Company’s most recently filed Annual Report on Form 20-F, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available through the SEDAR website which is available at www.sedar.com

Non-IFRS Measures

Certain financial measures in this MD&A do not have a standardized meaning as prescribed by IFRS including adjusted EBITDA, cash costs to produce and gross margin before fair value adjustments. As such, these measures are considered non-IFRS financial measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team. The definition and reconciliation of each non-IFRS measure is presented in the “NON-IFRS MEASURES” section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed at www.sedar.com or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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